EXHIBIT 15.3

Remuneration Policy Report

Set out in this section is the company’s remuneration policy for Directors, which, subject to shareholder approval, will apply from the conclusion of the Reed Elsevier PLC Annual General Meeting to be held on April 24, 2014.

Remuneration policy table — Executive Directors

All footnotes to the policy table can be found on page 6.

ANNUAL BASE SALARY

Purpose and link to strategy

To recruit and retain the best executive talent globally to execute our strategic objectives at appropriate cost.

Operation

Salaries for Executive Directors are set and reviewed annually by the Reed Elsevier Group plc Remuneration Committee (the Committee) with changes typically taking effect on January 1. In exceptional circumstances, the Committee may review more frequently. The following factors are considered:

•	The executive’s role and sustained value to the company in terms of skill, experience and overall contribution.

•	Competitiveness with companies which are comparable in respect of industry, size, international scope and complexity. Examples of global peers include Thomson Reuters, WPP, Pearson, John Wiley, Wolters Kluwer, Experian, McGraw-Hill and Equifax.

•	The company’s guidelines for salaries for all employees for the year.

For the last two years, Executive Directors’ salary increases have been 2.5% per annum.

Maximum value

Salary increases to Executive Directors are within the range of increases for the wider employee population. However, the Committee has discretion to exceed this to take account of individual circumstances such as change in responsibility, increases in scale or complexity of the business, inflation or alignment to market level.

Performance framework

n/a

Recovery of sums paid

No provision.

RETIREMENT BENEFITS

Purpose and link to strategy

Retirement plans are part of remuneration packages designed to recruit and retain the best executive talent at appropriate cost.

Operation

Our policy is to offer competitive long-term sustainable defined contribution plans. Any amount above applicable limits, for example Her Majesty’s Revenue and Customs’ (HMRC’s) annual allowance in the UK, will be paid in cash and will be subject to tax and social security deductions. In certain circumstances, executives can take cash instead of pension contributions.

The UK defined benefit scheme is closed to new hires. Continued membership of legacy defined benefit schemes requires annual increases to contributions or participation fees from all members, who have a choice to switch to the defined contribution plan at any time.

The CEO is a member of a UK legacy defined benefit pension arrangement, accruing 1/30th of final year pensionable earnings (base salary) for each year (pro-rated for part years) of service, with a normal retirement age of 60. The CEO contributes 7% of salary up to the scheme earnings cap. In line with all UK defined benefit scheme members, the CEO’s contributions will increase to 8% from April 2014 and then by a further 1% each year to a rate of 11% in April 2017. In addition, the CEO currently pays a participation fee equal to 1% of the amount of his base salary in excess of the scheme earnings cap. On April 1, 2014, and each April thereafter, this fee will increase by 2% of the amount of his base salary in excess of the scheme earnings cap.

Maximum value

Defined benefit scheme — accrual of 1/30th of salary for every year of service up to a maximum of 2/3rds of salary.

Defined contribution plan — maximum company contribution of 30% of salary per annum or equivalent cash in lieu.

Performance framework

n/a

Recovery of sums paid

No provision.

OTHER BENEFITS

Purpose and link to strategy

To provide competitive benefits at appropriate cost.

Operation

Other benefits, subject to periodic review, may include private medical and dental cover, life assurance, tax return preparation costs, car benefits, directors’ and officers’ liability insurance, relocation benefits and expatriate allowances and other benefits available to employees generally, including, where appropriate, the tax on such benefits.

Maximum value

Over the past three years, ongoing benefits for Executive Directors (excluding relocation benefits) have amounted to between 3% and 5% of salary, in line with our policy that the maximum payable should not exceed 5% of salary. However, the Committee may provide reasonable benefits beyond this amount in unexpected situations, such as a change in the individual’s circumstances caused by the company, or if there is a significant increase in the cost of the benefit.

Performance framework

n/a

Recovery of sums paid

No provision.

AIP (ANNUAL INCENTIVE PLAN)

Purpose and link to strategy

Provides focus on the delivery of annual financial targets and the achievement of annual objectives and milestones which are chosen to align with the company’s strategy and create a platform for sustainable future performance.

Why performance measures are chosen and how targets are set

Performance measures include a balanced set of financial targets and Key Performance Objectives (KPOs), which are appropriately weighted and which support current strategy and incentivise the Executive Directors to achieve the desired outcomes without undue risk of focusing on any one financial measure.

The targets are designed to be challenging. They are set with reference to the previous year’s performance and internal and external forecasts for the following year.

Operation

The Committee reviews and sets the financial targets and KPOs annually, taking into account internal forecasts and strategic plans.

It approves four to six KPOs for each Executive Director, reflecting critical business priorities for which each is accountable. At least one KPO will relate to the achievement of sustainability targets.

Following year end, the Committee compares actual performance with the financial targets and assesses the achievement of individual KPOs.

Maximum value

The maximum potential annual incentive for Executive Directors is 150% of annual base salary.

Performance framework

The measures include financial targets, which have a weighting of at least 70%, and individual KPOs, with each element assessed separately.

•	The minimum payout is zero.

•	If the financial measure with the lowest payout at threshold pays out at threshold and the others do not pay out at all, the overall payout for financial measures is 5% of salary. If threshold is reached for each of the financial measures, the overall payout for the financial measures is 26% of salary. There is no threshold level for KPOs.

•	Payout for target performance (financial measures and KPOs) is 100% of salary.

Following an assessment of achievement and scoring of KPOs, the Committee agrees the overall payout level for each Executive Director.

Committee discretion applies.1,2

Recovery of sums paid

Claw-back applies.3

CURRENT MULTI-YEAR INCENTIVE PLANS

Purpose and link to strategy

The multi-year incentive plans are the main component of Executive Directors’ pay. They are designed to provide long-term incentives for Executive Directors to achieve the key performance measures that support the company’s strategy, and to align their interests with shareholders. The BIP encourages annual personal investment in Reed Elsevier shares.

Why performance measures are chosen and how targets are set

Our strategic focus is on transforming the core business through organic investment and the build out of new products into adjacent markets and geographies, supplemented by selective portfolio acquisitions and divestments. The performance measures in the multi-year incentives are chosen to support this strategy by focusing on return on capital, returns to shareholders and sustained earnings growth.

Targets are set with regard to previous results and internal and external forecasts for the performance period. They are designed to provide exceptional reward for exceptional performance, whilst allowing a reasonable expectation that reward at the lower end of the scale is attainable, subject to robust performance.

BIP (BONUS INVESTMENT PLAN)	LTIP (LONG-TERM INCENTIVE PLAN)	ESOS (EXECUTIVE SHARE OPTION SCHEME)
Operation

Annually, Executive Directors may use up to an amount equal to their AIP target for investment in Reed Elsevier shares. In return, they receive a matching award which vests subject to:

•    performance measured over three financial years;

•    continued employment; and

•    retention of the underlying investment shares.

Dividend equivalents accrued during the performance period are payable in respect of the matching shares that vest.

Vesting may be accelerated on a change of control.[4]

Annual awards of performance shares, with vesting subject to:

•    performance measured over three financial years;

•    continued employment; and

•    meeting shareholding requirements.

Executive Directors are required to retain their net vested shares for a period of at least six months after release.

Dividend equivalents accrued during the performance period are payable in respect of the performance shares that vest.

Vesting may be accelerated on a change of control.[4]

Annual awards of market value options that vest, subject to performance measured over three financial years, and remain exercisable, subject to continued employment, until the tenth anniversary of grant.

Vesting may be accelerated on a change of control.[4]

Maximum value
Up to 100% of the amount invested.	The maximum grant in any year is up to 250% of base salary for the CEO and up to 200% of base salary for other Executive Directors.	The maximum grant in any year is up to 250% of base salary for the CEO and up to 200% of base salary for other Executive Directors.

Performance framework

The performance measures are earnings per share (EPS) and return on invested capital (ROIC), weighted equally and assessed independently, such that a payout can be received under either one of the measures.

•    The minimum payout is zero.

•    If one measure pays out at threshold and the other does not pay out at all, the overall payout is 25%. If both measures pay out at threshold, the overall payout is 50%.

•    Payout in line with expectations is 67%.

The performance measures are relative Total Shareholder Return (TSR), EPS and ROIC, weighted equally and assessed independently, such that a payout can be received under any one of the measures (or, for TSR, in respect of one of the three comparator groups).

The vesting of options is subject to EPS measured over three years.

•    The minimum payout is zero.

•    Payout at threshold performance is 33%.

•    Payout in line with expectations is 80%.

Committee discretion applies.[1,2]

BIP (BONUS INVESTMENT PLAN)	LTIP (LONG-TERM INCENTIVE PLAN)	ESOS (EXECUTIVE SHARE OPTION SCHEME)

Dividend equivalents are not taken into account in the above payout levels. Committee discretion applies.[1,2]

•    The minimum payout is zero.

•    If the measure with the lowest payout at threshold pays out at threshold and the others do not pay out at all, the overall payout is 3%. If each of the measures pays out at threshold, the overall payout is 32%.

•    Payout in line with expectations is 50%.

Dividend equivalents are not taken into account in the above payout levels.

Committee discretion applies.[1,2]

Recovery of sums paid
Claw-back applies.[3]	Claw-back applies.[3]	Claw-back applies.[3]

DISCONTINUED/ONE-OFF MULTI-YEAR INCENTIVE PLAN

REGP (REED ELSEVIER GROWTH PLAN)

Purpose and link to strategy

The REGP was introduced in 2010 during a challenging and volatile business environment following the appointment of the current CEO. It was designed as a one-off, five-year plan for the Executive Directors instead of LTIP grants in 2010, 2011 and 2012.

Operation

The only current participant is the CEO and no further awards will be granted under this plan.

The CEO must retain a personal shareholding in the REGP of 300% of salary (in addition to shares held under the BIP) until vesting in H1 2015.

Initial performance share awards vested, based on performance measured over 2010-2012, at 66.8%. 50% of the vested shares were released (along with a cash dividend equivalent) and 50% were deferred and will only be released in H1 2015. The full 66.8% has been included in the 2012 Single Total Figure on page 57. Matching awards, equal to the number of personal shares and deferred performance shares, were granted in 2013 and vest, subject to performance, in H1 2015.

Dividend equivalents will be payable in respect of the matching awards and deferred performance shares which vest in H1 2015.

Vesting will be accelerated on a change of control.4

Maximum value

The maximum vesting over the five-year period (2010-14) of the plan (including what has already vested after year three) is 150% of the shares comprised in the original performance share award (of 600% of 2010 base salary).

Performance framework

Matching awards – TSR, EPS and ROIC, weighted equally and assessed independently, such that a payout can be received under any one of the measures (or, for TSR, in respect of one of the three comparator groups). TSR is measured over the five-year period 2010-2014, EPS is measured over the two-year period 2013-2014 and ROIC is measured at the end of 2014.

•	The minimum payout is zero.

•	If the measure with the lowest payout at threshold pays out at threshold and the others do not pay out at all, the overall payout is 3%. If each of the measures pays out at threshold, the overall payout is 50%.

•	Payout in line with expectations is 50%.

Committee discretion applies.1,2

Recovery of sums paid/withholding

Claw-back applies.3

1.	Discretion in respect of annual and multi-year incentive plan payout levels: In determining the level of payout under the AIP and vesting under the multi-year incentives, the Committee takes into account Reed Elsevier’s overall business performance and value created for shareholders over the period in review and other relevant factors. It has discretion to adjust the vesting and payout levels if it believes this would result in a fairer outcome. This discretion will only be used in exceptional circumstances and the Committee will explain in the next remuneration report the extent to which it has been exercised and the reasons for doing so.
2.	Discretion to vary performance measures applying to existing annual and multi-year incentives: The Committee may vary the financial measures applying to a current annual incentive year and performance measures for multi-year incentives if a change in circumstances leads it to believe that the arrangement is no longer a fair measure of performance. Any new measures will not be materially less, or more, challenging than the original ones.
3.	Application of claw-back to annual and multi-year incentives: The Committee has discretion to apply claw-back if the payout was calculated on the basis of materially misstated financial or other data, in which case it can seek to recover the difference in value between the incorrect award and the amount that would have been paid had the correct data been used. In respect of multi-year incentives, the Committee also has discretion to apply claw-back if a participant breaches post-termination restrictive covenants, in which case it may require repayment of gains arising during a specified period.
4.	Multi-year incentives – change of control: Under the BIP 2010, LTIP 2013 and ESOS 2013, the default position is that awards vest on a change of control on a pro-rated basis, subject to an assessment of performance against targets at that time. Alternatively, the Committee may determine that awards will not vest and will instead be exchanged for equivalent awards in the acquiring company. Under the REGP, awards vest within 30 days of the change of control on a pro-rated basis subject to performance.
5.	Explanation of differences between the company’s policy on Directors’ remuneration and the policy for other employees: A larger percentage of Executive Directors’ remuneration is performance related than that of other employees. All managers participate in an annual incentive plan, but participation levels, measures and targets vary according to their role and local business priorities. Approximately 100 senior executives participate in BIP and LTIP and about 1,000 in ESOS. Grant levels under all plans vary according to role. All participants in BIP and LTIP (including the Executive Directors) are subject to the same performance measures. Under ESOS, performance measures apply only to the Executive Directors and all other participants can choose restricted shares instead of options on the basis of a pre-determined exchange ratio. The range and level of benefits provided vary according to role and local market practice.

Remuneration outcomes in different performance scenarios

The Committee considers the level of remuneration that may be paid in the context of the performance delivered and value added for shareholders. The chart is an illustration of how the CEO’s regular annual remuneration could vary under different performance scenarios. The salary, benefits and pension levels are the same in all three scenarios and are based on 2014 salary, the 2013 benefits figure from the Single Total Figure table and the 2013 pension disclosure (consistent with prior disclosure). Annual and multi-year incentives (BIP, LTIP and ESOS) are based on the policy table and 2014 salary. Given the one-off nature of the REGP (see page 51 for further details), potential final payouts in H1 2015 are not reflected in this chart. The performance assumptions which have been used are as follows: Minimum means no AIP payout and no multi-year incentives vesting. In line with expectations means AIP payout at 100% of salary, BIP vesting at 67% of the award, LTIP vesting at 50% of the award and ESOS vesting at 80% of the award. Maximum means AIP payout at 150% of salary and multi-year incentives vesting at 100% of the awards.

No share price movement is assumed and dividend equivalents payable in respect of the BIP and LTIP are not included. For options vesting in line with expectations, a valuation factor of 20% of the face value of the award at grant has been applied. This is our internal valuation assumption for options, based on the exchange ratio applied to participants in ESOS below Board level who can choose options or shares at a ratio of 5:1. For options vesting at maximum, a higher valuation factor (to reflect the higher performance achievement) of 33% of the face value of the award at grant has been applied. This is in line with the report on pay and performance published in March 2013 by the Financial Reporting Council, an independent UK regulator.

We have not included a chart for the CFO role as Duncan Palmer is leaving the company in 2014. His salary, regular ongoing benefits (excluding relocation expenses) and pension will continue in line with 2013 levels (see Single Total Figure table on page 57) until his leaving date. As he is not eligible for a pro-rated AIP in respect of time employed in 2014, and his BIP, LTIP and ESOS awards have lapsed, his remuneration for 2014 is not variable according to performance. Duncan Palmer’s successor will join the company at a date which is still to be determined.

Approach to recruitment remuneration — Executive Directors

When agreeing the components of a remuneration package on the appointment of a new Executive Director, or an internal promotion to the Board, the Committee would seek to align the package with the remuneration policy stated in the policy table. However, on an internal promotion to the Board, any existing contractual obligations and commitments may continue to be honoured, even if not consistent with the prevailing policy. For example, if the individual is a member of the legacy defined benefit pension plan, the Committee will consider the pension arrangements in the context of the package as a whole and may allow continued participation.

The Committee’s general principle on recruitment is to offer a competitive remuneration package to attract high-calibre candidates from a global talent pool. The various components and the company’s approach are as follows:

Standard package on recruitment*

To offer remuneration in line with the policy table (including the limits), taking into account the principles set out above.

Compensation for forfeited entitlements

The Committee may make awards and payments on hiring an external candidate to compensate him or her for entitlements forfeited on leaving the previous employer. If such a decision is made, the Committee will attempt to reflect previous entitlements as closely as possible using a variety of tools, including cash, share awards and options. Claw-back provisions will apply where appropriate. If necessary to facilitate the grant of awards, the Committee may rely on the one person exemption in the UK Listing Rules.

Relocation allowances and expenses

The type and size of relocation allowances and expenses will be determined by the specific circumstances of the new recruit.

*	The standard package comprises annual base salary, AIP, other benefits, annual awards under BIP, LTIP and ESOS and retirement benefits.

Shareholding requirement

The Executive Directors are subject to shareholding requirements. These are a minimum of 300% of annual base salary for the CEO and 200% of annual base salary for the CFO. On joining or promotion to the Board, Executive Directors are given a period of time to build up to their requirement.

Policy on payments for loss of office1

In line with the company’s policy, the service contracts of the existing Executive Directors contain 12-month notice periods.

The circumstances in which an Executive Director’s employment is terminated will affect the Committee’s determination of any payment for loss of office, but it expects to apply the principles outlined on pages 54 and 55. The Committee reserves the right to depart from these principles where appropriate in light of any taxation requirements to which the company or the Executive Director is subject (including, without limitation, section 409A of the US Internal Revenue Code), or other legal obligations.

Restricted shares were granted to Duncan Palmer on his recruitment in 2012 as compensation for forfeited entitlements from his former employer. This award has been pro-rated for service to the date of notice of resignation, with the result that 74,042 PLC ordinary shares and 51,378 NV ordinary shares will vest on leaving. As the pro-rated shares will only be released upon his yet to be determined leaving date, rather than the original vesting dates, a cash adjustment may be paid to him if required to ensure that the value of the pro-rated award received on leaving is equivalent to that which would have been received under the original arrangements. Dividend equivalents on the shares will be paid on vesting.

Mutually agreed termination/termination by the company other than for cause

General

The Executive Director would be entitled to salary, benefits and other contractual payments in the normal way up to the termination date (including any unpaid annual incentive for any prior year) and would be paid for any accrued but untaken holiday.

Salary:    Payment of up to 12 months’ salary.

Annual incentive:    Any unpaid annual incentive for the previous year and a pro-rata payment in respect of the part of the financial year up to the termination date would generally be payable, with the amount being determined by reference to the original performance criteria. However, the Committee has discretion to decide otherwise depending on the reason for termination and other specific circumstances. The company would not pay any annual incentive in respect of any part of the financial year following the termination date (e.g. for any part of unserved notice). The annual incentive claw-back provisions would apply.

Other benefits:    Where possible, benefits would be continued for up to the duration of the unserved notice period (not exceeding the maximum stated in the policy table) or, the Executive Director would receive a cash payment (not exceeding the cost to the company of providing those benefits).

Pension:    Deferred or immediate pension in accordance with scheme rules, with a credit in respect of, or payment for up to, the full period of any unworked period of notice. There is provision under the defined benefit pension arrangements for members leaving company service by reason of permanent incapacity to make an application to the scheme trustee for early payment of their pension.

Other:    The company may pay compensation in respect of any statutory employment rights and may make other appropriate and customary payments.

The company would have due regard to principles of mitigation of loss. Reductions would be applied to reflect any portion of the notice period that is worked and/or spent on gardening leave.

On injury, disability, ill health or death, the Committee reserves the right to vary the treatment outlined in this section.

Multi-year incentives2

BIP 2010, LTIP 2013 and ESOS 2013: The default position is that unvested awards will be pro-rated to reflect time employed and will vest subject to performance measured at the end of the relevant performance period. Options are typically exercisable for a period of two years following vesting. In respect of the BIP, a pro-rata number of investment shares will remain in the plan, with the balance being released on cessation of employment.

The Committee has discretion to allow unvested awards to vest earlier and to adjust the application of time pro-rating, performance conditions and exercise periods subject to the rules of the respective plans.

REGP: The default position is that unvested matching shares will be pro-rated to reflect time employed and will vest subject to performance measured at the end of the 2013-14 performance period. A pro-rata number of personal shares and deferred performance shares will remain in the plan, with the balance being released on cessation of employment. The Committee has discretion to allow the matching shares to vest earlier.

ESOS 2003:    The default position is that options will typically become exercisable for a six-month period (two years on retirement) from the termination date, subject to time pro-rating and performance conditions. The Committee may adjust the application of time pro-rating, performance conditions and exercise periods, subject to the rules of the plan.

[1]	In addition to what is set out in this “Policy on payments for loss of office” section, on termination for any reason, Erik Engstrom will be entitled to payment of amounts held in his “Retirement Account”. Before he joined the company’s UK defined benefit arrangement, he was not a member of any company pension scheme and Reed Elsevier made annual contributions of 19.5% of base salary to a deferred compensation plan. Contributions to this Retirement Account ceased when he became a member of the UK defined benefit arrangement.
[2]	In cases where the approved leaver treatment applies, the multi-year incentive plans have a default position as well as giving the Committee discretion to adjust the default treatment within certain parameters. The Committee would expect to exercise such discretion where the Committee believes the personal circumstances of the Executive Director so require.

Employee instigated resignation

General

The Executive Director would not receive any payments for loss of office. The Executive Director would be entitled to salary, benefits and other contractual payments in the normal way up to the termination date and would be paid for any accrued but untaken holiday. The Executive Director will be entitled to receive an annual incentive for a completed previous year, but not a pro-rated annual incentive in respect of a part year up to the termination date, unless the Committee decides otherwise in the specific circumstances. Annual incentive claw-back provisions would apply. A deferred or immediate pension would be payable in accordance with the scheme rules.

Multi-year incentives

All outstanding awards lapse on date of notice. Any related personal or investment shares (e.g. under the REGP and the BIP) will be released.

Dismissal for cause

General

The Executive Director would not receive any payments for loss of office. A deferred or immediate pension would be payable in accordance with the scheme rules.

Multi-year incentives

All outstanding awards lapse on date of dismissal. Any related personal or investment shares (e.g. under the REGP and the BIP) will be released.

Non-Executive Directors

Remuneration policy table — Non-Executive Directors

FEES

Purpose and link to strategy

To enable Reed Elsevier to recruit Non-Executive Directors with the right balance of personal skills and experience to make a major contribution to the Boards and Committees of a dual-listed global business.

Operation

Reed Elsevier Chairman:    Receives an aggregate annual fee with no additional fees, e.g. Committee Chairman fees. In respect of Reed Elsevier PLC and Reed Elsevier Group plc, the Committee determines, on the advice of the Senior Independent Director, the Chairman’s fee. In respect of Reed Elsevier NV, the Committee makes a recommendation, on the advice of the Senior Independent Director, to the Board of Reed Elsevier NV, which determines the Chairman’s fee.

Other Non-Executive Directors:    Receive an aggregate annual fee in respect of their memberships of the Boards of Reed Elsevier plc, Reed Elsevier NV and Reed Elsevier Group plc.* Additional fees are payable to the Senior Independent Director and Committee Chairmen. Since January 1, 2014, fees are also payable for membership of Board Committees. In future, attendance fees may be paid. The Boards determine the level of fees, subject to applicable law.

Fees may be reviewed annually, although in practice they have changed on a less frequent basis. When reviewing fees, consideration is given to the time commitment required, the complexity of the role and the calibre of the individual. Comparative market data is also reviewed, the primary source for which is the practice of FTSE 30 companies, with reference also to the NYSE Euronext Amsterdam (AEX) Index and US-listed companies.

Maximum value

The fees paid to the Chairman and the Non-Executive Directors are in respect of their memberships of the Boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc. The shareholders of Reed Elsevier PLC and Reed Elsevier Group plc have approved a maximum annual fee limit of £500,000 and £700,000 respectively (excluding additional fees for membership of or chairing Board Committees and assuming additional responsibilities such as acting as Senior Independent Director, all of which are not subject to a maximum limit). The shareholders of Reed Elsevier NV have approved a maximum annual fee limit of €600,000 for the fees borne by Reed Elsevier NV. The aggregate annual fee limit is therefore approximately £1.7m.

*	The fees paid to a Non-Executive Director who serves only on the Board of Reed Elsevier NV reflect the time commitment to that company and to other companies within the Reed Elsevier combined businesses.

OTHER BENEFITS

Purpose and link to strategy

To provide customary benefits at an appropriate cost.

Operation

Other benefits for Non-Executive Directors are reviewed periodically and may include private medical cover, tax return preparation costs, secretarial benefits and car benefits, including, where appropriate, the tax on such benefits.

Maximum value

There is no prescribed maximum amount.

Approach to recruitment remuneration — Non-Executive Directors

Following recruitment, a new Non-Executive Director will be entitled to fees and other benefits in accordance with the company’s remuneration policy. No additional remuneration is paid on recruitment. However, any reasonable expenses incurred during the recruitment process will be reimbursed.

Policy on payments for loss of office — Non-Executive Directors

In addition to unpaid accrued fees, the Non-Executive Directors are entitled to receive one month’s fees for loss of office if their appointment is terminated before the end of its term.

Service contracts and letters of appointment

There are no further obligations in the Directors’ service contracts and letters of appointment which are not otherwise disclosed in this annual report which could give rise to a remuneration payment or loss of office payment. All Directors’ service contracts and letters of appointment are available for inspection at the company’s registered office. The Executive Directors’ service contracts do not have a fixed expiry date.

Consideration of employment conditions elsewhere in the company

When the Committee reviews the Executive Directors’ salaries annually, it takes into account the company’s guidelines for salaries for all employees for the forthcoming year. We do not currently use any other remuneration comparison metrics when determining the quantum and structure of Directors’ pay. We do not think it is appropriate to consult with employees in connection with our policy on Directors’ remuneration.

Consideration of shareholder views

Our practice is to consult shareholders and consider their views when formulating, or changing, our policy. For example, in early 2013 we consulted with a number of shareholders in connection with the proposals for a new LTIP and the renewal of the ESOS. The feedback helped shape the design of the plans.

Prior commitments

The Committee reserves the right to make any remuneration or loss of office payments if the terms were agreed prior to an individual being appointed as a Director or prior to the approval of the policy.